FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

FOR IMMEDIATE RELEASE

TURKCELL ANNUAL GENERAL ASSEMBLY DECISIONS DATED MARCH 23, 2007

Istanbul, Turkey: March 23, 2007 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today the following decisions taken at its Annual General Assembly:

1.   The Turkcell Board of Directors determined that our Company’s 2006 profit calculated in accordance with CMB accounts (Capital Markets Board of Turkey) is TRY 1,270,352,019 (approximately US$923 million*) whereas the 2006 commercial profit after tax; calculated in accordance with the Turkish Commercial Law is TRY 1,857,157,840 (approximately US$1,349 million*) and based on the CMB regulations, the lower of the two profits, which is TRY 1,270,352,019 (approximately US$923 million*) shall be taken as the basis for the dividend distribution calculation.

Accordingly, in line with the CMB rules, we have taken TRY1,270,352,019 (approximately US$923 million*) as the basis and we have deducted TRY305,125,229 (approximately US$222 million*), which is the total profits of our Company’s subsidiaries and the affiliates, not subject to the dividend distribution and first legal reserves of TRY92,857,892 (approximately US$68 million*) which is 5% of the commercial profit after tax calculated in accordance with the Turkish Commercial Law; as a result reached to the net distributable income of the current year of TRY872,368,898 (approximately US$634 million*).

Consequently, TRY567,039,784 (approximately US$412 million*) which corresponds to 65% of the distributable income, will be distributed to our shareholders as net cash dividend. This represents a net cash dividend of TRY0.2577453 (approximately US$0.1872) per ordinary share with a nominal value of TRY1 and approximately TRY0.64436 (approximately US$0.4681*) per ADR.

Secondary reserve, amounting to TRY45,703,978 (approximately US$33 million*) shall be set aside from the remaining net distributable income of the current year and TRY 259,625,136 (approximately US$188 million*) set aside and to be regarded as previous years profit and TRY305,125,229 (approximately US$222 million*), the aggregate profit of the Company’s subsidiaries and affiliates not subject to distribution shall be left within the Company as the extraordinary reserve.

Turkcell shareholders will not be subject to a withholding tax deduction from the gross dividend in accordance with the current tax regulations.

The cash dividend payment to our shareholders shall commence on April 16, 2007 in Istanbul Head Office, Ciftehavuzlar, Izmir and Ankara branches of Finans Yatirim Menkul

Degerler A.S. and also in Merkezi Kayit Kurulusu A.S. (Central Registration Agency) located at Suzer Plaza Askerocagi Caddesi No.15 Kat.2 34367 Elmadag-Sisli Istanbul for 30 days and shall be made in exchange of the dividend share denominations for year 2006;

Of the total retained earnings, TRY5,252,797 (approximately US$4 million*), which is 2005 profit of Kibris Mobile Telekomünikasyon Ltd. Sti. shall be transferred to the extraordinary reserves to be subject to distribution in the years to come in accordance with Capital Market Board’s article.

2.	Hamit Sedat Eratalar and Ibrahim Alpay Demirtas are determined as Turkcell’s statutory auditors for a year; and

3.

KPMG Akiş Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavir A.Ş., appointed by the Board of Directors as the independent external audit firm for the year, was approved pursuant to Article 14 of the Regulation of the Independent External Auditing in the Capital Markets promulgated by the Capital Market Board;

4.

As per the Capital Market Board decision body’s verdict dated January 18, 2007, numbered 2/53, information regarding the Dividend Policy of the Company has been provided during the Annual General Meeting.

* Based on Turkish Central Bank’s TRY/US$ exchange rate of TRY1.3766 for March 23, 2007.

EXPLANATORY NOTE: (This note is provided for the convenience of ADR holders and not part of the decisions taken at the Annual General Assembly of the Company)

Please find below the key dates for the ADR holders regarding the cash dividend distribution:

US ex-dividend” date	11 April 2007
US record date	13 April 2007
US payment date	on or about 27 April 2007

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 31.8 million post-paid and pre-paid customers as of December 31, 2006 operating in a three player market with a market share of approximately 60% as of December 31, 2006 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 541 operators in 193 countries as of March 9, 2007. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,700 million net revenues as of December 31, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 7.46% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 23.39% is free float.

For further information please contact:

Contact:

Turkcell:

Investors:

Koray Ozturkler, Investor Relations

Tel: +90-212-313-1500

Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations

Tel: + 90-212-313-1275

Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media: Doruk Arbay, Corporate Communications Tel: + 90-212-313-2319 Email: doruk.arbay@turkcell.com.tr

SAUDI ARABIA LICENSE TENDER

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

As we previously announced on December 21, 2006, Turkcell’s Board of Directors took a decision to take the necessary actions to bid for the tender of the third GSM license in Saudi Arabia.

In this respect, Turkcell has submitted an offer for the tender as per the evaluation based on its business plans; however it has been acknowledged that the highest offer has been submitted by another company.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Ferda Atabek Investor Relations	Selen Doganca Investments and Subsidiaries
26.03.2007, 09:30	26.03.2007, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 26, 2007	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 26, 2007	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer